FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 24, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Items

1.	Press release dated October 24, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 24, 2005	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
October 24, 2005

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005

  11% increase in Revenues for Q3 05 to $261.2m (Q3 04: $235.9m).
  EBITDA for Q3 05 of $110.8m (Q3 04: $117.6m).
  Profit for Q3 05 of $0.5m (Q3 04: profit of $12.2m) (iv)
  Basic Earnings per common share for Q3 05 of $0.01 (Q3 04 Earnings per share: $0.14) (iv)

  19% increase in Revenues for the nine months to Sept 2005 to $791.5m (2004: $665.8m)
  8% increase in EBITDA for the nine months to Sept 2005 to $359.5m (2004: $332.1m)
  Loss for the nine months to Sept 2005 of $5.9m (2004: profit of $41.1m) (iv)
  Basic Loss per common share of $0.06 for the nine months to Sept 2005 (2004: Earnings per share of $0.51) (iv)

New York, Stockholm and Luxembourg – October 24, 2005 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications company, today announces results for the quarter and nine months ended September 30, 2005.

Financial summary for the quarters ended September 30, 2005 and 2004

	Sept 30 2005	Sept 30 2004(iv)	Change
Worldwide subscribers
- proportional cellular (ii)	6,409,231	4,737,721	35%
- total cellular (i)	7,912,539	6,853,233	15%

US$ ‘000
Revenues	261,231	235,872	11%

Operating profit before interest, taxes, depreciation	110,826	117,594	-6%
and amortization - EBITDA(iii)

EBITDA margin	42.4%	49.9%

Profit for the period(iv)	533	12,188

Basic earnings per common share (US$)(iv)	0.01	0.14

Diluted earnings per common share (US$)(iv)	0.01	0.14

Weighted average number of shares (thousands)	98,884	89,230

Weighted average number of shares and potential
dilutive shares (thousands)	99,721	89,821

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which Millicom has an ownership interest.
(ii)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.
(iii)	EBITDA: operating profit before interest, taxation, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income
(iv)	Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment”

Marc Beuls, Millicom’s President and Chief Executive Officer stated:

“Millicom’s underlying business grew more strongly in the third quarter than in the second quarter with an 8% increase in pro forma revenues. The pro forma numbers exclude Vietnam, where our BCC ended in May and include Millicom’s joint venture in Honduras with a percentage ownership of 66.67% to reflect the increase in ownership from 50% in May 2005. Pro forma EBITDA was up by 6% from the second quarter of 2005. The main driver in revenue growth was a 13% increase in revenues in Central America, 10% in South America and the 5% growth in revenues in Africa, which continue to be our star performers.”

“The Latin American market has seen a strong acceleration in subscriber growth since the launch of GSM and the Tigo brand in 2004, and this has continued to gather momentum as Millicom continues to take market share in Central America. In Africa, Ghana and Senegal were particularly strong markets and Tanzania is beginning to improve its performance. Millicom has started operating in two new markets, launching operations in Chad in October and purchasing the Oasis business in Congo. Together these two countries add some 70 million new people under license, replacing the potential new subscribers lost with the end of our BCC in Vietnam.”

“Millicom is currently negotiating the sale of its share in Pakcom, its second operation in Pakistan. It is interesting to note that Millicom’s growth would have been even higher without Pakcom. Millicom has decided to concentrate its investment in Pakistan into its Paktel business and in total, since 2002, Millicom has committed $250 million of investment, excluding the license fee. Paktel is growing strongly and by the end of the quarter the business had 945,000 subscribers.”

FINANCIAL AND OPERATING SUMMARY

N.B.: Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005 and include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005.

  Strong subscriber growth with total cellular subscribers at 7.9 million, an increase of 15% compared to last year, or 50% on a pro forma basis

  707,000 net new subscribers added in Q3 2005

  Revenue of $261.2 million in Q3 2005 only slightly lower than record Q1 2005 revenue of which Vietnam comprised 18%

  Revenue for Q3 2005 up 11% vs Q3 2004, or 31% on a pro forma basis

  EBITDA of $110.8 million in Q3 2005

  Pro forma EBITDA for Q3 2005 of $112.1m, up 22% from Q3 2004

  Operating cash flow for the nine months to September 2005 of $260 million, funding significantly higher investments of $265 million versus $83 million last year

  Net debt excluding the 5% mandatory exchangeable notes of $281.9 million with a Net Debt to EBITDA ratio below 1:1 enabling significant future investment

  Cash and cash equivalents of $605 million at end of Q3 2005

  Capex of $91.7m for the third quarter and $184.8m for the nine months ended September 30, 2005.

  Total cellular minutes increased by 19% for the three months ended September 30, 2005 from the same quarter in 2004 and prepaid minutes increased by 34% in the same period. Total pro forma minutes increased by 50% and pro forma prepaid minutes by 59%.

  At September 30, 2005, managed active subscribers in Iran amounted to 406,716.

  On September 19, 2005 Millicom acquired Oasis, the GSM operation in the Democratic Republic of the Congo from Orascom Telecom Holding SAE for US$35 million, bringing Millicom’s population under coverage in Africa to 146 million across seven countries.

  On October 17, 2005 Millicom launched state-of-the-art GSM services including GPRS, EDGE, MMS and E-pin in Chad under the brand name Tigo. Millicom was awarded a 10 year license to operate a GSM 900 wireless telephony network in Chad in November 2004.

  Millicom is currently negotiating the sale of its share in Pakcom and a charge of $6 million was taken in the third quarter. Millicom has decided to focus on one business in Pakistan as this will bring substantial savings in license costs, with Millicom having to pay only $291 million for Paktel. It will also enable Management to concentrate investment in one business. Millicom has plans to invest substantial amounts; currently it has committed to spend over $250 million in Paktel not including the license cost. At the end of the third quarter of 2005 Paktel had almost 945,000 subscribers with an ARPU of $5.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the third quarter of 2005 Millicom’s worldwide operations in Asia, Latin America and Africa added 706,890 net new total cellular subscribers. Proportional subscriber additions in the third quarter were 573,071.

At September 30, 2005, Millicom’s total cellular subscriber base increased by 15% to 7,912,539 cellular subscribers from 6,853,233 as at September 30, 2004. The pro forma increase was 50%. Particularly significant percentage increases were recorded in Pakistan by Paktel (171%), Laos (109%), Ghana (96%) and Senegal (92%). Millicom’s proportional subscriber base increased to 6,409,231 as at September 30, 2005 from 4,737,721 as at September 30, 2004, an increase of 35%. On a pro forma basis, proportional subscribers increased by 53%.

Within the 6,409,231 proportional cellular subscribers reported at the end of the third quarter, 6,005,879 were prepaid subscribers. Prepaid subscribers currently represent 94% of both total and proportional cellular subscribers.

Cellular Operations*

	Proportional (i) Subs as at Sept 30, 2005	Proportional (i) Subs as at Sept 30, 2004	Annualized Increase	Total Subs as at Sept 30, 2005	Total Subs as at Sept 30, 2004	Annualized Increase

South East Asia	468,718	359,902	30%	784,188	605,196	30%
South Asia	1,787,732	1,083,736	65%	1,966,724	1,300,977	51%
Central America	1,652,924	1,120,032	48%	2,314,053	1,537,904	50%
South America	1,128,536	823,360	37%	1,152,309	843,384	37%
Africa	1,371,321	790,990	73%	1,695,265	990,168	71%

Total Cellular Ops	6,409,231	4,178,020	53%	7,912,539	5,277,629	50%

*	Pro forma subscriber numbers. Quarterly subscriber numbers including Vietnam for previous quarters are given on p.12 of this statement.
(i)	Proportional subscribers are calculated as the sum of Millicom’s percentage ownership of subscribers in each operation.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005

Total revenues for the three months ended September 30, 2005 were $261.2 million, an increase of 11% from the third quarter of 2004. The pro forma increase in revenues was 31% over the same period. The Central American market continued to perform strongly, producing a 55% increase in revenues from $77.7 million for the third quarter of 2004 to $120.4 million for the third quarter of 2005, with Honduras producing growth of 93%. In South America, revenues increased by 21% to $36.6 million, with Bolivia and Paraguay producing revenue increases of 33% and 15% respectively compared to the third quarter of 2004.

Third quarter revenues for Africa were $50.4 million compared to $38.8 million in the third quarter of 2004, an increase of 30%. Revenues for South East Asia declined to $21.8 million over the same period, due to the end of the BCC in Vietnam in May 2005.

In South Asia, Millicom recorded revenue growth of 9% to $30.5 million, from $28.0 million in the third quarter of 2004. Paktel’s GSM operation has been performing well in a competitive market with the number of active GSM subscribers growing from 675,625 at the end of the second quarter of 2005 to 747,146 at the end of the third quarter, representing 79% of Paktel’s total subscriber base, with a monthly ARPU of approximately $5.

EBITDA for the three months ended September 30, 2005 was $110.8 million, a decrease of 6% from the quarter ended September 30, 2004, due to the end of our BCC in Vietnam in May 2005. On a pro forma basis, EBITDA increased by 22% from the third quarter of 2004, to $112.1 million, representing a 43% margin. Central America recorded growth in EBITDA of 52% from the third quarter of 2004 to $62.5 million and the equivalent increase for South America was 21%, giving EBITDA of $14.1 million. EBITDA for Africa increased by 31% to $21.9 million in the third quarter of 2005, from $16.7 million in the third quarter of 2004.

South Asia saw a decline in EBITDA in the third quarter of 2005 from the same period last year, to $6.1 million, due to increased sales and marketing costs relating to the GSM services in Pakistan. EBITDA for South East Asia was $6.6 million for the third quarter.

The EBITDA margin in the third quarter of 2005 was 42%. For South Asia it was 20% and for South East Asia it was 30%, respectively 44% and 59% in the third quarter of 2004. In the third quarter of 2005, Central America recorded an EBITDA margin of 52% and South America 39% compared to an EBITDA margin in the third quarter of 2004 of 53% and 39% respectively. The EBITDA margin for Africa was 44% for the third quarter of 2005 and 43% for the third quarter of 2004.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005.

Total revenues for the nine months ended September 30, 2005 were $791.5 million, an increase of 19% from the same period of 2004. Revenues for Central America were $310.6 million, an increase of 43%, and for South America, revenues were $101.2 million, up 24%. Revenues for Africa were $146.3 million, increasing by 39%. In South East Asia revenues were $137.6 million and for South Asia, revenues were $91.8 million.

EBITDA was $359.5 million for the nine months to September 2005, an increase of 8% over the same period of 2004. Most notably Africa recorded a 51% increase to $66.7 million for the nine months ended September 30, 2005. EBITDA for Central America for the nine month period increased by 42% from the same period 2004 to $157.9 million and increased by 27% for South America to $40.3 million.

EBITDA for South East Asia and South Asia were respectively $77.7 million and $17.5 million for the nine months ended September 30, 2005.

The Group EBITDA margin for the nine months to September 30, 2005 was 45%, for Central America it was 51%, for South America 40%, for South East Asia 56%, for South Asia 19% and for Africa 46%.

Total cellular minutes increased by 32% for the nine months ended September 30, 2005 compared with the same period in 2004.

COMMENTS ON FINANCIAL STATEMENTS

For the third quarter of 2005, the increase in the market price of the Tele2 shares resulted in a valuation movement of $21.4 million. This gain was mainly offset by the conversion to the US dollar of the 5%

mandatory exchangeable Notes in Tele2 shares (‘the 5% Notes’) resulting in an exchange loss of $2.7 million and the valuation of the embedded derivative on the 5% Notes resulting in a fair value loss of $19.0 million.

As Millicom is currently negotiating the sale of Pakcom, all assets and liabilities line items relating to Pakcom are grouped respectively under the caption assets held for sale and liabilities directly associated with assets held for sale.

PRO FORMA STATEMENTS OF PROFIT AND LOSS

The following table presents Millicom’s pro forma consolidated statements of profit and loss on an ongoing basis, excluding Millicom’s operation in Vietnam for which the Business Cooperation Contract ended on May 18, 2005 and including Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, in order to reflect the increase in ownership from 50% to 66.67% in May 2005.

Pro forma consolidated statements of profit and loss
for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004

	Quarter ended Sept 30, 2005	Quarter ended June 30, 2005	Quarter ended Sept 30, 2004 (i)	Change from Q205	Change from Q304

	(Unaudited)	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000	US$ ’000

Revenues	261,231	241,413	199,599	8%	31%
Operating expenses
Cost of sales (excluding depreciation and
amortization)	(76,609)	(69,126)	(58,039)
Sales and marketing	(38,433)	(36,222)	(27,375)
General and administrative expenses	(35,767)	(30,775)	(22,377)
Other operating income	1,655	-	-

EBITDA	112,077	105,290	91,808	6%	22%
Corporate and license acquisition costs	(5,958)	(5,908)	(6,536)
Cost of stock options granted to directors and
employees	(864)	(893)	(614)
Write-down of assets, net	(7,178)	(4,958)	(2,100)
Depreciation and amortization	(51,070)	(44,375)	(30,074)

Operating profit	47,007	49,156	52,484
Gain on exchange and disposal of investments	419	1,303	7
Valuation movement on investment in securities	21,446	(43,291)	(59,144)
Fair value result on financial instruments	(18,044)	8,352	61,055
Interest expense	(37,702)	(35,224)	(25,683)
Interest income	4,858	4,551	1,635
Exchange gain (loss), net	(4,141)	30,711	(12,166)
Profit / (loss) from associated companies	53	336	(101)

Profit before taxes	13,896	15,894	18,087
Taxes	(17,607)	(14,558)	(15,170)

Net Profit / (Loss) after taxes	(3,711)	1,336	2,917
Minority interest	4,737	1,214	(1,490)

Net Profit for the quarter	1,026	2,550	1,427

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in South East Asia, South Asia, Central America, South America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 392 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+	352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+	44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 15:00 CET / 09:00 ET, on Monday, October 24, 2005. The dial-in numbers are: +44(0)20 7784 1017 or +1 718 354 1158 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44(0)20 7784 1024 or +1 718 354 1112, access code: 2628394#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended September 30, 2005 and 2004

  Consolidated statements of profit and loss for the nine months ended September 30, 2005 and 2004

  Consolidated balance sheets as at September 30, 2005 and December 31, 2004

  Condensed consolidated statements of cash flows for the nine months ended September 30, 2005 and 2004

  Condensed consolidated statements of changes in equity for the nine months ended September 30, 2005 and for the year ended December 31, 2004

  Quarterly analysis by cluster

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended September 30, 2005 and 2004

	Quarter ended Sept 30, 2005	Quarter ended Sept 30, 2004 (i)

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	261,231	235,872
Operating expenses
Cost of sales (excluding depreciation and amortization)	(76,982)	(65,216)
Sales and marketing	(38,589)	(28,918)
General and administrative expenses	(36,489)	(24,144)
Other operating income	1,655	-

EBITDA	110,826	117,594
Corporate and license acquisition costs	(5,958)	(6,536)
Cost of stock options granted to directors and employees	(864)	(614)
Write-down of assets, net	(7,178)	(119)
Depreciation and amortization	(50,970)	(40,101)

Operating profit	45,856	70,224
Gain / (loss) on exchange and disposal of investments	419	(1,981)
Valuation movement on investment in securities	21,446	(59,144)
Fair value result on financial instruments	(18,044)	61,055
Interest expense	(37,709)	(25,916)
Interest income	5,728	1,965
Exchange loss, net	(4,237)	(12,008)
Profit / (loss) from associated companies	53	(101)

Profit before taxes	13,512	34,094
Taxes	(17,840)	(17,256)

Net Profit / (Loss) after taxes	(4,328)	16,838
Minority interest	4,861	(4,650)

Net Profit for the quarter	533	12,188

Basic earnings per common share (US$)	0.01	0.14

Weighted average number of shares
outstanding in the quarter (in thousands)	98,884	89,230

Profit for the quarter used to determine diluted earnings per
common share	533	12,188

Diluted earnings per common share (US$)	0.01	0.14

Weighted average number of shares and potential
dilutive shares outstanding in the quarter (in thousands)	99,721	89,821

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the nine months ended Sept 30, 2005 and 2004

	9 months ended Sept 30, 2005	9 months ended Sept 30, 2004 (i)

	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	791,503	665,780
Operating expenses
Cost of sales (excluding depreciation and amortization)	(220,089)	(178,705)
Sales and marketing	(115,939)	(85,414)
General and administrative expenses	(98,262)	(69,572)
Other operating income	2,316	-

EBITDA	359,529	332,089
Corporate and license acquisition costs	(18,456)	(20,342)
Cost of stock options granted to directors and employees	(2,372)	(1,237)
Write-down of assets, net	(35,234)	(608)
Depreciation and amortization	(167,256)	(119,197)

Operating profit	136,211	190,705
Gain / (loss) on exchange and disposal of investments	1,944	(1,951)
Valuation movement on investment in securities	(77,357)	(145,157)
Fair value result on financial instruments	16,533	132,402
Interest expense	(106,246)	(77,326)
Interest income	16,467	5,227
Exchange gain, net	46,118	1,631
Profit from associated companies	451	503

Profit before taxes	34,121	106,034
Taxes	(44,519)	(50,761)

Net Profit / (Loss) after taxes	(10,398)	55,273
Minority interest	4,545	(14,192)

Net Profit / (Loss) for the period	(5,853)	41,081

Basic earnings/ (loss) per common share (US$)	(0.06)	0.51

Weighted average number of shares
outstanding in the period (in thousands)	98,758	80,461

Profit/ (loss) for the period used to determine diluted earnings
per common share	(5,853)	42,298

Diluted earnings per common share (US$)	(0.06)	0.47

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	98,758	89,548

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2005 and December 31, 2004

	Sept 30, 2005	Dec 31, 2004 (i)
	(Unaudited)

	US$ ’000	US$ ’000
Assets
Non-current assets
Intangible assets
Goodwill	70,955	37,702
Licenses, net	266,520	277,705
Other intangible assets, net	3,515	2,561
Property, plant and equipment, net	560,096	575,649
Financial assets
Investment in Tele2 AB shares	274,525	351,882
Investment in other securities	3,100	10,540
Investment in associates	4,381	2,220
Embedded derivative on the 5% Mandatory Exchangeable Notes	60,795	45,255
Pledged deposits	41,556	25,544
Deferred taxation	6,090	5,883

Total non-current assets	1,291,533	1,334,941

Current assets
Financial assets
Investment in other securities	15,375	15,327
Inventories	17,437	16,304
Trade receivables, net	106,851	141,972
Amounts due from joint ventures and joint venture partners	11,333	11,715
Amounts due from other related parties	1,921	2,067
Prepayments and accrued income	47,441	36,875
Other current assets	66,369	62,377
Pledged deposits	5,000	9,260
Time deposits	2,198	610
Cash and cash equivalents	604,841	413,381

Total current assets	878,766	709,888

Assets held for sale	264,983	-

Total assets	2,435,282	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2005 and December 31, 2004

	Sept 30, 2005	Dec 31, 2004 (i)
	(Unaudited)

	US$ ’000	US$ ’000
Equity and liabilities
Equity
Share capital and premium (represented by 99,545,268 shares as of September 30, 2005)	464,051	513,782
Treasury stock (represented by 654,852 shares as of September 30, 2005)	(8,833)	(8,833)
4% Convertible Notes – equity component	39,109	-
Stock option compensation reserve	4,669	2,297
Legal reserve	13,577	13,577
Retained losses brought forward	(149,822)	(277,053)
Net Profit / (Loss) for the period / year	(5,853)	66,389
Currency translation reserve	(75,460)	(71,116)
Minority interest	35,460	43,351

Total equity	316,898	282,394

Liabilities
Non-current liabilities
10% Senior Notes	537,348	536,629
4% Convertible Notes – Debt component	161,439	-
5% Mandatory Exchangeable Notes – Debt component	321,175	365,006
Other debt and financing	110,097	124,267
Other non-current liabilities	188,978	194,774
Deferred taxation	36,542	39,216

Total non-current liabilities	1,355,579	1,259,892

Current liabilities
Other debt and financing	80,060	88,511
Trade payables	181,612	173,969
Amounts due to joint ventures	5,238	7,760
Amounts due to related parties	466	975
Accrued interest and other expenses	70,199	55,203
Other current liabilities	159,033	176,125

Total current liabilities	496,608	502,543
Liabilities directly associated with assets held for sale	266,197	-

Total liabilities	2,118,384	1,762,435

Total equity and liabilities	2,435,282	2,044,829

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the nine months ended September 30, 2005 and 2004

	Sept 30, 2005	Sept 30, 2004
	(Unaudited)	(Unaudited)

	US$ ’000	US$ ’000

Net cash provided by operating activities	260,487	202,037
Cash flow used by investing activities	(264,680)	(82,898)
Cash flow provided / (used) by financing activities	196,358	(57,055)
Cash effect of exchange rate changes	(705)	(1,032)

Net increase in cash and cash equivalents	191,460	61,052
Cash and cash equivalents, beginning	413,381	148,829

Cash and cash equivalents, ending	604,841	209,881

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the nine months ended September 30, 2005 and for the year ended December 31, 2004

	Sept 30, 2005	Dec 31, 2004(i)
	(Unaudited)	(Unaudited)

	US$ ’000	US$ ’000

Equity as at January 1	282,394	(58,609)
Derecognition of negative goodwill on January 1	8,202	-
(Loss) / Profit for the period / year	(5,853)	66,389
Stock options scheme	2,372	1,852
Net proceeds of equity offering	-	203,616
Shares issued via the exercise of stock options	2,909	2,867
Equity component of 4% Convertible Bonds	39,109	-
Conversion of 2% PIK Notes	-	51,417
Movement in currency translation reserve	(4,344)	(1,918)
Minority interest	(7,891)	16,780

Equity	316,898	282,394

(i) Comparative information restated as a result of the adoption of IFRS 2, “Share-based Payment” and IAS 1, revised, “Presentation of Financial Statements”

Millicom International Cellular S.A.
Quarterly analysis by cluster

	05 Q3	05 Q2	05 Q1	04 Q4	04 Q3
Total cellular subs

South East Asia	784,188	737,548	2,724,656	2,499,307	2,180,800
South Asia	1,966,724	1,923,088	1,677,299	1,458,846	1,300,977
Central America	2,314,053	2,063,247	1,859,130	1,697,036	1,537,904
South America	1,152,309	1,056,475	985,715	937,397	843,384
Africa	1,695,265	1,425,291	1,294,795	1,120,615	990,168

Total	7,912,539	7,205,649	8,541,595	7,713,201	6,853,233

Vietnam	-	-	(2,020,995)	(1,849,288)	(1,575,604)
16.67% of Honduras	-	-	-	-	-

Pro forma Total*	7,912,539	7,205,649	6,520,600	5,863,913	5,277,629

Prop cellular subs

South East Asia	468,718	439,949	1,227,011	1,125,808	990,144
South Asia	1,787,732	1,736,539	1,474,479	1,246,132	1,083,736
Central America	1,652,924	1,484,783	1,251,121	1,149,299	1,049,491
South America	1,128,536	1,034,673	964,775	916,465	823,360
Africa	1,371,321	1,140,216	1,042,704	894,555	790,990

Total	6,409,231	5,836,160	5,960,090	5,332,259	4,737,721

Vietnam	-	-	(808,398)	(739,715)	(630,242)
16.67% of Honduras	-	-	92,475	81,669	70,541

Pro forma Total*	6,409,231	5,836,160	5,244,167	4,674,213	4,178,020

Revenues (US$ ’000)

South East Asia	21,832	45,492	70,296	64,632	59,624
South Asia	30,490	31,611	29,704	24,889	28,006
Central America	120,370	101,652	88,592	87,899	77,660
South America	36,582	33,383	31,211	32,302	30,116
Africa	50,390	47,986	47,954	44,355	38,759
Other	1,567	1,257	1,134	1,609	1,707

Total	261,231	261,381	268,891	255,686	235,872

Vietnam	-	(24,457)	(49,594)	(44,711)	(41,746)
16.67% of Honduras	-	4,489	5,820	5,945	5,473

Pro forma total*	261,231	241,413	225,117	216,920	199,599

EBITDA (US$ ’000)

South East Asia	6,622	27,500	43,544	40,298	35,429
South Asia	6,113	6,397	4,955	4,908	12,421
Central America	62,470	51,136	44,331	44,695	40,987
South America	14,134	13,814	12,375	12,894	11,722
Africa	21,943	23,568	21,210	21,760	16,748
Other	(456)	(185)	58	(787)	286

Total	110,826	122,230	126,473	123,768	117,593

Vietnam	1,251	(19,554)	(34,863)	(29,634)	(28,995)
16.67% of Honduras	-	2,614	3,186	3,321	3,210

Pro forma total*	112,077	105,290	94,796	97,455	91,808

* Pro forma numbers exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005 and include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005.